Huntsman International LLC

10003 Woodloch Forest Drive

The Woodlands, TX 77380

March 3, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Pamela Long, Assistant Director, Office of Manufacturing and Construction

Re:                             Huntsman International LLC

Registration Statement on Form S-4

File No. 333-209776

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Huntsman International LLC and its subsidiaries, Airstar Corporation, Chemical Specialties LLC, Huntsman Advanced Materials Americas LLC, Huntsman Advanced Materials LLC, Huntsman Australia LLC, Huntsman Australia Holdings LLC, Huntsman Chemical Purchasing LLC, Huntsman Enterprises LLC, Huntsman Ethyleneamines LLC, Huntsman Fuels LLC, Huntsman International Financial LLC, Huntsman International Fuels LLC, Huntsman International Trading Corporation, Huntsman MA Investment Corporation, Huntsman MA Services Corporation, Huntsman P&A Americas LLC, Huntsman P&A Investments LLC, Huntsman Petrochemical LLC, Huntsman Petrochemical Purchasing LLC, Huntsman Procurement LLC, Huntsman Propylene Oxide LLC, Huntsman Purchasing, Ltd., Huntsman Surfactants Technology Corporation, Tioxide Americas (Holdings) LLC and Tioxide Group, (collectively, the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement, as then amended, will become effective by 4:00 p.m. Eastern time, on Tuesday, March 8, 2016, or as soon thereafter as practicable.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act.  In connection with the foregoing request, the Registrants further acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform either Sean H. Pettey of the Company at (801) 584-5776 or Nathan W. Jones of Stoel Rives LLP at (801) 578-6943, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Very truly yours,

Airstar Corporation
Chemical Specialties LLC
Huntsman Advanced Materials Americas LLC
Huntsman Advanced Materials LLC
Huntsman Australia LLC
Huntsman Australia Holdings LLC
Huntsman Chemical Purchasing LLC
Huntsman Enterprises LLC
Huntsman Ethyleneamines LLC
Huntsman Fuels LLC
Huntsman International Financial LLC
Huntsman International Fuels LLC
Huntsman International LLC
Huntsman International Trading Corporation
Huntsman MA Investment Corporation
Huntsman MA Services Corporation
Huntsman P&A Americas LLC
Huntsman P&A Investments LLC
Huntsman Petrochemical LLC
Huntsman Petrochemical Purchasing LLC
Huntsman Procurement LLC
Huntsman Propylene Oxide LLC
Huntsman Purchasing, Ltd.
By Huntsman Procurement LLC, its General Partner
Huntsman Surfactants Technology Corporation.
Tioxide Americas (Holdings) LLC

By:	/s/ John R. Heskett
John R. Heskett
Vice President, Planning and Treasurer

Tioxide Group

By:	/s/ J. Kimo Esplin
J. Kimo Esplin
Director